EXHIBIT No. 11

Computation of Per Share Earnings

	Year Ended December 31
	1999	1998	1997
	(Amounts in thousands, except per share amounts)
BASIC:

Average shares outstanding	14,149	14,160	14,098

Net income	$ 27,709	$ 26,046	$ 23,889

Net income per common share	$ 1.96	$ 1.84	$ 1.69

DILUTED:

Average shares outstanding	14,149	14,160	14,098

Net effect of the assumed exercise of
stock options-based on the treasury
stock method using average market price	112	158	167
	14,261	14,138	14,265

Net income	$ 27,709	$ 26,046	$ 23,889

Net income per common share	$ 1.94	$ 1.82	$ 1.67